UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market January | 2023

Change of Custody Agent

São Paulo, January 16, 2023 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil in terms of number of flights and cities served, in compliance with the CVM Resolution No. 44, issued on August 23, 2021, as amended, hereby informs its shareholders and the market in general that starting on January 23, 2023, Itaú Corretora de Valores S.A. will become the depositary financial institution for the book-entry shares issued by the Company, replacing Banco Bradesco S.A..

Thus, as of the date above mentioned, shareholders will be served by the branches of Banco Itaú S.A., which are available throughout all the Brazilian territory, or by calling +55 (11) 3003-9285 (capitals and metropolitan regions), and 0800 720 9285 (other locations).

Brokers and/or custody agents will continue to offer their services to shareholders whose shares are held in custody by the B3 S.A. - Brasil, Bolsa, Balcão (the São Paulo stock exchange), with no interruption to the trading of Azul’s shares.

Due to the migration process between custody agents, the following services to shareholders, among others, will be suspended on January 16, 2023:

•	Position consultations;
•	Transfer of shares outside the stock exchange;
•	Transfer of custody;
•	Payments for any pending events;
•	Registration update; and
•	Registration of encumbrances.

This replacement does not change any rights granted to the shares, including dividends and any capital compensation. Likewise, potential payments will be made into the same checking account previously indicated by each Azul’s shareholder.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL) is Brazil's largest airline in number of flights and destinations served, with more than 900 flights per day to more than 150 cities. With an operational fleet of more than 160 aircraft and more than 14,000 crew members, Azul flies more than 300 direct regional, domestic and international routes. In 2022, Azul was named the most on-time airline in the world, according to the OnTime Performance-OTP Review report by Cirium - the world's leading reference for operational data in the aviation industry. In addition, in 2020, Azul was elected the best airline in the world by TripAdvisor Travelers' Choice, being the only Brazilian carrier to be awarded with both prestigious industry recognitions. For more information, visit www.voeazul.com.br/ri.

Contact

Investor Relations

Tel: +55 (11) 4831-2880

invest@voeazul.com.br

Media Relations

Tel: +55 (11) 4831-1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    January 16, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer